"Exemption No.
82-1357"

Continental

Press Release







# Continental AG pleased with situation in Czech Republic

**EU's eastward expansion making impact – more than €300 million invested since 2000**

Otrokovice/Hanover, April 28, 2005. The international automotive supplier Continental AG, Hanover, has drawn a positive balance a year after the EU's eastward expansion took effect. The elimination of border controls on what used to be the EU frontier has noticeably reduced transport times. What's more, the paperwork involved and the costs entailed have also been cut. Purchasing is also benefiting from improved material procurement from all of Eastern Europe. "Continental AG decided in favor of an engagement in the Czech Republic 12 years ago, and thus very early on. This has long since proved to have been a smart move. The EU's eastward expansion makes the location even more attractive," said Manfred Wennemer, Continental's Executive Board chairman, on the occasion of Czech president Vaclav Klaus' visit to the tire plant in Otrokovice.

All of the Continental AG divisions are present in the Czech Republic, where the company has invested a total of more than €300 million in just the last five years. The Barum Continental plant in Otrokovice will turn out about 18.5 million passenger tires in 2005. "Barum Continental exports more than eighty percent of what it produces and is the biggest European manufacturer of passenger tires," declared Pavel Pravec, plant manager in Otrokovice. Otrokovice's major employer, the plant gives work to around 4,300. Pravec is proud of his team, which has helped the plant attain quality certification to ISO 9001, ISO 14 001, EMAS, EU 1836/93 and ISO 14000.

The Automotive Systems division assembles brake assist units and tandem master cylinders at a plant in Jicin in the Czech Republic. In addition, fifty engineers provide backup support for production and for application development. With around 1,250 employees and an annual turnout of around 8 million units, the factory in Jicin is the largest producer of brake assist units anywhere in the world. Ten years old this year, the Jicin plant, like the Otrokovice plant, is its region's major employer. In 2003 the plant was awarded the Czech state citation for quality and a pleased Ladislav Drážný, plant manager, was recognized as Quality Manager of the Year.

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**Continental**



The ContiTech division is present in Czechia with the Phoenix plant Vest-Izol A.S. in Zakupy. Around 355 employees produce cotton fabric fleece, thermoformed parts and pressed parts in an approx. 15,000-square-meter plant.

A motivated and highly qualified technical staff, a much lower cost level than in Germany and good transport and logistics connections are important reasons for the automotive supplier to manufacture in the Czech Republic. "We shall continue to invest here on into the future," said Dr. Hans-Joachim Nikolin, head of the commercial vehicle tire division.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 80,000.

Anne Pfeffer
Press Officer
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Ph.: +49 511 938-1364
Fax: +49 511 938-1055
prkonzern@conti.de

**Corporate image and video library in internet: www.conti-online.com**